| | OMB APPROVAL |
|---|---|
| | OMB Number: 3235-0123 |
| | Expires: Oct. 31, 2023 |
| | Estimated average burden |
| | hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70157 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING _____01/01/2021_____ AND ENDING _____12/31/2021_____
                                                        MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Mountainside Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____450 Springfield Avenue, Suite 201_____
                                                      (No. and Street)

_____Summit_____NJ_____07901_____
              (City)                                      (State)                                (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____Ryan Posner_____908-277-2500_____rkposner@mtnsecurities.com_____
(Name)                              (Area Code – Telephone Number)        (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Sobel & Co., LLC Certified Public Accountants_____
                        (Name – if individual, state last, first, and middle name)

_293 Eisenhower Parkway_____Livingston_____NJ_____07039_____
(Address)                                      (City)                          (State)      (Zip Code)

10/16/2003_____500_____
(Date of Registration with PCAOB)(if applicable)          (PCAOB Registration Number, if applicable)

| **FOR OFFICIAL USE ONLY** |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Ryan Posner_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Mountainside Securities, LLC_____, as of _____December 31____, 2021_____, is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
         Member

_Diane M. Fredricks_

Notary Public

DIANE M FREDRICKS
Notary Public, State of New Jersey
My Commission Expires
December 29, 2023

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# MOUNTAINSIDE SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2021

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES
EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

# MOUNTAINSIDE SECURITIES LLC

## DECEMBER 31, 2021

CONTENTS



293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

SOBELCO

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members
Mountainside Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Mountainside Securities LLC as of December 31, 2021, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mountainside Securities LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Mountainside Securities LLC's management. Our responsibility is to express an opinion on Mountainside Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mountainside Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 25, 2022

# MOUNTAINSIDE SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
December 31, 2021

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 125,782 |
| Securities Owned | | 13,867,431 |
| Interest Receivable | | 184,617 |
| Agency Commission Receivable | | 2,199 |
| Deposit with Clearing Broker | | 250,000 |
| Prepaid Expenses | | 20,499 |
| | $ | 14,450,528 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Accounts Payable and Other Accrued Expenses | $ | 595,180 |
| Payable to Clearing Broker | | 7,585,145 |
| Total Liabilities | | 8,180,325 |
| | | |
| COMMITMENTS AND CONTINGENCIES | | |
| | | |
| MEMBERS' EQUITY: | | |
| Total Members' Equity | | 6,270,203 |
| | $ | 14,450,528 |

CONFIDENTIAL

## NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### *Organization:*

Mountainside Securities LLC ("Company" or "Mountainside") was formed in June 2018, in the state of Delaware for the purpose of registering as a FINRA broker-dealer. The Company is headquartered in Summit, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company trades with other broker-dealers and predominantly buys from or sells to institutional and high net worth retail investors.

### *Basis of Accounting:*

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### *Use of Estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Securities Valuation:*

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

CONFIDENTIAL

NOTE 1 - ORGANIZATION AND SUMMARY OF
        SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The three levels of the fair value hierarchy are described below:

**Level 1:**     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

**Level 2:**     Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

**Level 3:**     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used throughout the year ended December 31, 2021.

*Municipal bonds:* Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2).

*Cash:*
The Company maintains cash accounts with several financial institutions. At times, the balances may exceed the Federal Deposit Insurance Corporation insurance limits.

CONFIDENTIAL

NOTE 1 - ORGANIZATION AND SUMMARY OF
      SIGNIFICANT ACCOUNTING POLICIES: (Continued)

*Income Taxes:*

The Company is an LLC and as such, federal and state taxes are the responsibility of the members. In 2020, New Jersey enacted legislation that enabled the company to treat the New Jersey tax liability as an entity level tax. For the year ended December 31, 2021, the company elected to treat the New Jersey tax liability as an entity level tax. The financial statements for the year ended December 31, 2021, include a provision for the pass through of the entity level tax and does not reflect a provision for federal taxes.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2021, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2021.

*Subsequent Events:*

The Company has evaluated its subsequent events and transactions occurring after December 31, 2021 through February 25, 2022, the date that the financial statements were available to be issued.

CONFIDENTIAL

## NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the agreement, the Company has a $250,000 interest earning deposit on account with the Clearing Broker.

At December 31, 2021 the amount due to the Clearing Broker was $7,585,145. Included in this amount are unsettled trades of $632,003. When applicable, all amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $107,498 for the year ended December 31, 2021.

## NOTE 3 - SECURITIES OWNED:

At December 31, 2021, marketable securities owned and held in the principal trading account of the Company consist of the following:

|  | **2021** |
| --- | --- |
| State and Municipal Obligations | $ 13,867,431 |

At December 31, 2021, the Company's state and municipal securities owned consist of the following geographic concentrations:

|  | **2021** |
| --- | --- |
| Puerto Rico | 19.96% |
| Illinois | 15.26% |
| California | 12.17% |
| Texas | 11.95% |

CONFIDENTIAL

NOTE 3 - SECURITIES OWNED: (continued)

At December 31, 2021, the aggregate fair value of municipal bonds in inventory exceeded the aggregate cost which resulted in an unrealized gain of $45,761.

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level, fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

**FAIR VALUE MEASUREMENTS**
**AS OF DECEMBER 31, 2021**

| | LEVEL 1 | LEVEL 2 | LEVEL 3 | NETTING ADJ. | TOTAL |
|---|---|---|---|---|---|
| State and Municipal Obligations | $ - | $ 13,867,431 | $ - | $ - | $ 13,867,431 |

CONFIDENTIAL

## NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2021, the Company's net capital is as follows:

|  | **2021** |
|---|---|
| Net Capital | $ 5,649,183 |
| Net Capital Requirement | 100,000 |
| Excess Net Capital | $ 5,549,183 |
| Aggregate Indebtedness to Net Capital | 10.54% |

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2021.

CONFIDENTIAL

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional and high net worth retail investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

NOTE 7 – RETIREMENT PLAN:

The Company has a defined-contribution plan covering all employees at least age 21 and older. The Company can make discretionary matching contributions but elected not to make any for the year ended December 31, 2021.

NOTE 8 – RISKS AND UNCERTANTIES:

The Company is actively monitoring the recent COVID-19 outbreak and its potential impact on our employees, clients, and operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that COVID-19 will have in the future due to various uncertainties, including the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities.